December 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Alexandra Barone

Re:	EVmo, Inc.
Registration Statement on Form S-1
Filed July 16, 2021, as amended
File No. 333-257992

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of EVmo, Inc. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern time, on Thursday, December 23, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we, acting on behalf of the several underwriters, wish to advise you that, through December 21, 2021, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “E-red” copies, of the preliminary prospectus dated December 13, 2021 (the “Preliminary Prospectus”), as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

EF HUTTON, DIVISION OF BENCHMARK INVESTMENTS, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

As representative of the underwriters